EXHIBIT INDEX


EXHIBIT A:
  Attachment to item 77B: Accountant's report on internal control

EXHIBIT B:
  Attachment to item 77C: Submission of matters to a vote of security holders.

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EXHIBIT A:


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Warburg, Pincus Japan Small Company Fund, Inc.:

In planning and performing our audit of the financial statements and financial highlights of Warburg, Pincus Japan Small Company Fund, Inc. (the "Fund") for the period ended October 31, 1998, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and financial highlights and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements and financial highlights for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorised acquisition, use or disposition.
Because of inherent limitations in internal controls, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements and financial highlights being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls over safeguarding securities, that we consider to be material weaknesses as defined above as of October 31, 1998.

This report is intended solely for the information and use of management, the Board of Directors of the Fund, and the Securities and Exchange Commission.

PricewaterhouseCoopers LLP
December 11, 1998




EXHIBIT B:

Warburg, Pincus Japan Small Company, Inc.
A special meeting of shareholders of Warburg, Pincus Japan Small Company, Inc. was held on August 21, 1998 to consider a proposal to adopt a new investment policy which will require the fund to invest at least 65% of its total assets in common stocks, warrants and securities convertible into or exchangeable for common stocks of small-sized Japanese companies, whether traded on an exchange or over-the-counter (the "Proposal"). There were 3,642,187.442 affirmative votes, 52,334.014 abstentions, and 94,694.392 negative votes cast and with respect to the Proposal. In connection with approval of the Proposal, the name of the fund was changed from "Warburg, Pincus Japan OTC Fund, Inc." to "Warburg, Pincus Japan Small Company Fund, Inc."